April 6, 2023

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Las Vegas Sands Corp.
Form 10-K for the fiscal year ended December 31, 2022
Filed February 2, 2023
File No. 001-32373

Ladies and Gentlemen:

Las Vegas Sands Corp. (“we,” “our” or the “Company”) hereby responds to the comments set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated March 23, 2023 (the “Comment Letter”) relating to the above referenced SEC filing.

For the convenience of the Staff, the Company has restated in this letter the comments in the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the relevant SEC filing. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the relevant SEC filing.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to the Consolidated Financial Statements
Note 7 - Property and Equipment, Net, page 96

1.	You disclose that the VML subconcessions agreement expired on December 31, 2022 and that the Gaming Assets reverted to, and are now owned by the Macao government. You further disclose that effective January 1, 2023, the Gaming Assets were temporarily transferred to VML for the duration of the Concession in return for annual payments. Please tell us how you accounted for transfer of the assets to the Macao Government on December 31, 2022 and the subsequent temporary transfer back to VML for annual payments. Within your response, please reference the authoritative accounting literature management relied upon.
Response: In response to the Staff's comment, the Company advises that until December 31, 2022, the Gaming Assets (as defined below) were property and equipment of Venetian Macau Limited (“VML”), an indirect subsidiary of the Company. In accordance with the terms of VML’s Subconcession contract, the Gaming Assets automatically “reverted” to the Macao government upon its expiry at midnight on December 31, 2022. However, because VML had been awarded a new gaming Concession effective January 1, 2023, the Gaming Assets were instantaneously transferred back to VML from the Macao government for the duration of VML’s new Concession (10 years). The Company continued to recognize the Gaming Assets as assets of VML because VML never lost possession or the right to control, use and earn income from them. Said another way, control of the Gaming Assets never transferred to the Macao government. This results in a model similar to a failed sale-and-leaseback in which the assets remained on the books of VML. No

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Securities and Exchange Commission
April 6, 2023

consideration was received by VML from the Macao government as a result of the reversion and therefore there is no financing to record; the payment obligations to the Macao government were attributed to the gaming rights contemporaneously received and as such, the Company recognized an intangible asset on January 1, 2023 for the right to operate the Gaming Assets. Refer to below assessment for the treatment of the Gaming Assets.

Background Information
In December 2002, VML, entered into a gaming subconcession agreement (the “Subconcession”) with Galaxy Casino, S.A. ("Galaxy"), which was approved by the Macao government. The Subconcession allowed VML to develop and operate certain casino projects in Macao until June 26, 2022 and was subsequently extended to December 31, 2022. Pursuant to the extended Subconcession, at the end of the term on December 31, 2022, all of VML's casinos including gaming areas and supporting gaming areas as listed (the "Casinos") and gaming-related equipment (the “Gaming Equipment,” and together with the Casinos, the “Gaming Assets”) were automatically transferred to the Macao government without compensation to VML. In December 2022, VML was awarded a 10-year gaming concession by the Macao government (the “Concession”) ending on December 31, 2032.
On December 30, 2022, VML, Venetian Cotai Limited ("VCL"), Cotai Strip Lot 2 Apart Hotel (Macau) Limited ("CSL2") and Venetian Orient Limited ("VOL"), all indirect subsidiaries of the Company, signed a reversion deed to revert the legal ownership of the Gaming Assets to the Macao government without any compensation on the expiry of the Subconcession on December 31, 2022. Also on December 30, 2022, VML signed a handover record with the Macao government to receive the temporary transfer of the Gaming Assets to VML for its enjoyment, fruition and use by payment of an annual fee to the Macao government based on annual rates as defined in the handover record and illustrated below and total square meters of the gaming area and the supporting area over the new concession term (the "Handover Record"). The Handover Record was effective January 1, 2023, which occurred immediately after the Gaming Assets reverted to the Macao government. The Casinos and the Gaming Equipment are located in Sands Macao, The Venetian Macao, The Plaza Macao and Four Seasons Macao, The Londoner Macao and The Parisian Macao, with a total area of approximately 136,000 square meters (representing approximately 4.7% of the total property area owned by these entities) and are a physically distinct portion of our integrated resorts. While the Gaming Assets are physically distinct, they form part of the overall integrated resort offering that features premium hotel accommodations, gaming, entertainment and retail malls, convention and exhibition facilities, restaurants and other amenities.
During the Concession term, any replacements, improvements and maintenance costs related to the Gaming Assets will be borne by VML. Legal title for the Gaming Assets reverted remains with the Macao government, but VML will have legal title to any new purchases and replacements; however, these assets will revert to the Macao government at the end of the Concession as they are subject to a reversion clause in the Concession.

Management's Assessment

Treatment of the Gaming Assets as of December 31, 2022

The Company believes the reversion of the Gaming Assets, as well as the Handover Record, should be treated as a single transaction arising from entering into the Concession as the contracts have a single commercial objective.
As VML transferred legal title of the Gaming Assets to the Macao government and instantaneously obtained an exclusive right to operate the Gaming Assets for the duration of the Concession, the Company assessed the transfer of control over these assets. As control was not transferred to the Macao government, these transfers were akin to a failed sale-and-leaseback.
Under ASC 842, a sale-and-leaseback transaction involves the transfer of an asset by an owner (“seller-lessee” being VML) to an acquirer (“buyer-lessor” being the Macao government) and a transfer of the right to control the use of that same asset back to the original owner for an agreed period. The seller-lessee and

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Securities and Exchange Commission
April 6, 2023

buyer-lessor must determine whether the seller-lessee transfers control of the underlying asset to the buyer-lessor. If so, the transfer of the asset is a sale and both parties may apply successful sale-and-leaseback accounting.
For the transfer of an asset to be accounted for as a sale, ASC 842 points to ASC 606-10-25. The first analysis required the Company to assess if all of the contract existence criteria are met. If the existence criteria are not met, the transfer cannot be accounted for as a sale-and-lease back. Under ASC 606-10-25-1, the Company determined the Handover Record did not meet all of the contract requirements per ASC 606-10-25-1. Specifically, the Company noted the following:
a.The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations. VML and the Macao government signed the Concession on December 16, 2022 and the Handover Record on December 30, 2022, and each party is committed to perform their respective obligations. (Met)
b.The entity can identify each party’s rights regarding the goods or services to be transferred. Each party's rights regarding the Gaming Assets to be transferred are identified and documented in the Concession. (Met)
c.The entity can identify the payment terms for the goods or services to be transferred. There are no "cash" payment terms for the transferred assets as VML is not entitled to any compensation from the Macao government; however, the absence of non-monetary consideration does not preclude each party from identifying the payment terms as the consideration is zero and is identified in the contract. (Met)
d.The contract has commercial substance (that is, the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract). Other than the additional payments related to the Handover Record, the timing and amount of VML's future cash flows as it relates to the operation of the Gaming Assets does not change as VML continues to generate revenues from the output of the Gaming Assets. Specifically, the nature, timing and configuration of the cash flows to be generated from the Gaming Assets have not changed as a result of the Handover Record and the Concession. The additional payments that VML is required to make per the Handover Record represent payments for the right to operate Gaming Assets in Macao and do not affect the cash flows from the Gaming Assets themselves. Additionally, VML's responsibility for the maintenance and improvements for the Gaming Assets did not change as a result of the Concession compared to the Subconcession. (Not met)
e.It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer (see paragraphs 606-10- 55-3A through 55-3C). VML does not have a present right to payment in exchange for transferring these assets to the Macao government as there is no consideration for VML to collect. (Not applicable)
The payments that VML is required to make per the Handover Record represent payments for the right to operate the Gaming Assets, as evidenced by the fact that the required payments made are associated with the Gaming Assets being operated, whether or not they are Gaming Assets that were subject to the Handover Record. That is, if the Company were to replace the Gaming Assets during the term of the concession, the Company would be required to make the same payment stipulated in the Handover Record even though these replacement assets were not subject to the Handover Record. Said another way, the Company is required to make the payments related to assets that are both legally owned by the Macao government and legally owned by VML. For these reasons, the Company believes these payments are not associated with the Gaming Assets subject to the Handover Record. Once these payments are removed and attributed to the right to operate Gaming Assets in Macao (an intangible asset as discussed further below), there is no change in the risk, timing or amount of VML's future cash flows resulting from the reversion of the Gaming Assets and the Handover Record. Accordingly, the Company has concluded the reversion of the Gaming Assets combined with the Handover Record, lacks commercial substance.

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Securities and Exchange Commission
April 6, 2023

Even if a contract were deemed to exist, in order for VML to derecognize the Gaming Assets, control of the Gaming Assets would need to have been transferred to the Macao government. Under ASC 606-10-25-25, to have control, the buyer-lessor must have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The Company determined control was not transferred to the Macao government based on the following indicators:
•VML directs and uses the assets to provide gambling services, which in turn provides revenue to VML. The Macao government does not use the assets to provide goods or services.
•VML, and not the Macao government, directs and uses the Gaming Assets to attract patrons to its Integrated Resorts globally resulting in increased cash inflows across its hotel operations, food and beverage services, and mall, MICE and entertainment offerings in its Integrated Resorts.
•The Macao government does not have the exclusive use of the Gaming Assets as this right belongs to VML and it is VML who can prevent others from using it.
•The Macao government does not have the right to pledge the Gaming Assets as collateral, the right to sell or exchange the Gaming Assets or the right to use the Gaming Assets as nonmonetary consideration in a transaction with a third-party.
The Company also considered the control indicators in ASC 606-10-25-30, which further supports our conclusion that control of the Gaming Assets did not transfer to the Macao government due to the following indicators from the view of the Macao government (buyer):
•The Macao government does not have the risk and rewards of ownership as they are not responsible for maintenance, damage or obsolescence arising from the usage of the Gaming Assets. Additionally, the Macao government did not transfer consideration to acquire the Gaming Assets and therefore do not have any associated capital risk in which they would need to recover through charging rental payments or from the residual value of the assets. VML has the full risks and rewards of ownership of these Gaming Assets and any damage or obsolescence which requires repairs and maintenance, replacement and construction, etc. relating to these Gaming Assets are borne by VML.
•The Macao government does not take physical possession of the Gaming Assets as they are located within and are part of the Integrated Resorts and are in the physical possession of VML.
•The Macao government did not and is not making any payment in exchange for the Gaming Assets.
•The Macao government is not a party to any contract with the brand owners, manufacturers or suppliers of any Gaming Assets, including IP licenses, sale and purchase agreements, support contracts and warranty periods. VML is party to all such agreements in place from time to time.
Other considerations supporting the conclusion that control was not transferred to the Macao government from VML's perspective are the following:
•VML has the intent and does exclusively possess and control the Gaming Assets and can prevent others from using them. Furthermore, the primary output of the Gaming Assets is gross gaming revenue and VML is entitled to 100% of the gross gaming revenue produced from exploitation of the Gaming Assets.
The Company notes that under a typical sale-and-leaseback transaction the seller-lessee retains physical possession during the leaseback period. However, when a buyer-lessor transfers consideration in exchange for the assets, the buyer-lessor demonstrates risk and rewards of ownership. The buyer-lessor has risk since it advanced consideration (transferred assets) to acquire the leased assets. This investment in the acquired property is at risk and recovered through rents and the residual value of the property. Here, as the Macao government did not transfer consideration for the Gaming Assets, it has no risk related to the assets. Consequently, the only indicator set forth in ACS 606-10-25-30 that suggests control might have transferred is the transfer of title. The Company has concluded this is not sufficient to conclude control transferred and therefore the Company did not derecognize the Gaming Assets.
The below analysis is supplemental and provides additional support for the accounting conclusion that the transaction should not be accounted for as a sale and the Gaming Assets should not be derecognized.

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Securities and Exchange Commission
April 6, 2023

Notwithstanding the Company's conclusion that control of the Gaming Assets did not transfer pursuant to the guidance in ASC 606, the Company also considered the sale-and-leaseback guidance in ASC 842 to further assess if control of the Gaming Assets transferred to the Macao government. Per ASC 842-40-25-2, the existence of a leaseback (that is, a seller-lessee’s right to use the underlying asset for a period of time) does not, in isolation, prevent the buyer-lessor from obtaining control of the asset. However, the buyer-lessor is not considered to have obtained control of the asset if the leaseback would be classified as a finance lease or a sales-type lease in accordance with the guidance on when an entity satisfies a performance obligation by transferring control of an asset in Topic 606. When assessing the lease classification, the Gaming Assets are further broken down into their "individual lease components" being the buildings, inclusive of building improvements, and gaming equipment. ASC 842-10-25-5 indicates that “If a single lease component contains the right to use more than one underlying asset (see paragraphs 842-10-15-28 through 15-29), an entity shall consider the remaining economic life of the predominant asset in the lease component for purposes of applying the criterion in paragraph 842-10-25-2(c).” The predominant lease components are the buildings, inclusive of building improvements, and gaming equipment.
A lease shall be classified by the lessee as a finance lease and by the lessor as a sales-type lease when the lease meets any of the following criteria at lease commencement:
a.The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b.The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c.The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
d.The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.
e.The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
The gaming equipment has a remaining economic life of 1 month to 9 years. Per ASC 842-10-55-2(a), when determining lease classification, one reasonable approach to assessing the criteria in paragraphs 842-10-25-2(c) through (d) and 842-10-25-3(b)(1) would be to conclude that the lease term is 75% percent or more of the remaining economic life of the underlying asset. It is assumed that the Macao government will renew the Concession at the end of the term and the Macao government has the option to terminate the Concession only in year 8. Under ASC 842, the lease term includes periods covered by an option to extend (or not terminate) the lease in which the exercise is controlled by the lessor. Therefore, even for the assets with the longest economic life (10 years), the stated lease term of 10 years would still consume more than 75% of the economic life, and as such, the leases of the gaming equipment would be classified as finance leases, which indicates that transfer of the assets is not a sale (see additional discussion of lease term below).
The buildings, inclusive of building improvements, have remaining economic lives ranging from 1 month to 50 years and while the initial Concession term of 8 or 10 years is not for a major part of the remaining economic lives of the buildings, the Company concluded that there are significant factors indicating the lease term, for accounting purposes, is much longer than the term of the Concession and that VML will continue to have the right to operate the Gaming Assets, inclusive of the buildings and building improvements, in perpetuity. As noted above, ASC 842 provides that the lease term includes periods covered by an option to extend (or not terminate) the lease in which the exercise is controlled by the lessor. The Company believes the Macao government in substance has a lessor-controlled renewal option insomuch that it is highly unlikely the Macao government would not continue to renew VML's gaming concession (and the continued right to control the Gaming Assets). The following factors support the Company's belief regarding a longer lease term and the granting of future concessions to VML by the Macao government:

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Securities and Exchange Commission
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1.Due to the positive impact that VML has on the economy and tourism in Macao (which is a requirement of the Concession) and given the historical investment as well as the committed future investment, it is reasonably likely that gaming will remain in the public interest of the people of Macao.
2.It is reasonably likely that VML will continue to obtain an award of a new concession in the next tendering process upon expiry of the current Concession being December 31, 2032. This is supported by the current awarding of the Concession.
3.While the Macao government has established laws requiring such Gaming Assets to be reverted (legal title) and operated under the Concession, the Macao government does not own the remainder of the integrated resorts (i.e., the hotels, restaurants, malls, theaters, arenas and convention space). Given that the Casinos only make up 4.7% of the gross square footage of the integrated resorts, it is virtually certain that the Macao government will continue to provide such concessions as there is a significant economic incentive to Macao to continue to allow the building owners to operate such Casinos embedded within the properties owned by the concession holders. This is because the value associated with the Gaming Assets is highly interdependent with the remaining integrated facilities. As a result, the economic benefit of VML continuing to operate the Gaming Assets far exceeds the benefit another operator would be able to generate.
The Company believes if it had to classify the lease of the buildings, inclusive of building improvements, the lease would be classified as a finance lease. This is because it is expected that VML will be awarded future concessions (and it is reasonably certain VML will accept any renewed concessions).
Per guidance under ASC 841-40-25-5, as the transfer of the Gaming Assets is not deemed a sale in accordance with paragraphs 842-40-25-1 through 25-3, the Company would not derecognize the transferred assets even if the criteria in ASC 606 were met to transfer control of the Gaming Assets.
Accounting Conclusion
As control of the Gaming Assets at no point transfers over to the Macao government during the term of the Concession, the reversion and handover of Gaming Assets as a whole are akin to a failed sale-and-leaseback and should be accounted for by way of analogy. Additionally, the Gaming Assets continue to meet the recognition criteria of Statement of Financial Accounting Concepts No. 5 and do not meet the derecognition criteria per ASC 360-10-40-3C as the Macao government does not obtain control over the Gaming Assets.
Additionally, even though the legal ownership of the Gaming Assets reverted to the Macao government and legal title is held by the Macao government, in substance this has not changed how VML directs, uses and operates the Gaming Assets from when these assets were legally owned by VML. VML continues to use the Gaming Assets to provide gambling services and continues to enjoy the economic benefits produced by the use of these assets exclusively. Per Statement of Financial Accounting Concepts No. 8, legal title is not necessary in order to determine whether an asset can be recognized or not.
It is important to emphasize that the Concession is no different than the Subconcession entered into in 2002, with regard to the Gaming Assets and operations thereof. Both agreements allow VML to operate casinos and games of chance for VML's enjoyment, fruition and use, and require the reversion of assets at the end of the term of the respective agreements. VML's operation of these Gaming Assets has not and does not change as a result of the reversion. The only difference is that the Macao government now holds legal title to the Gaming Assets reverted.
In summary, derecognition of the assets was not appropriate given that (1) contract existence criteria under ASC 606-10-25 are not met to support the transfer of control of the Gaming Assets to the Macao government, (2) risks and rewards of ownership of the Gaming Assets do not transfer to the Macao government (along with other control transfer indicators not being met), and (3) leasebacks of each lease component are classified as finance leases. The transactions are similar to a “failed sale-and-leaseback” for which the seller-lessee would continue to recognize such assets on its books.

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Securities and Exchange Commission
April 6, 2023

Subsequent Treatment on January 1, 2023 - Recording an Intangible Asset
The Gaming Assets were reverted to the Macao government without any compensation to VML; however, VML was awarded the right to operate the Gaming Assets under the Handover Record together with the right to conduct gaming operations in Macao under the Concession and therefore these rights are recorded as an intangible asset.
The right to operate the Gaming Assets and conduct gaming operations in Macao meets the definition of an intangible asset per ASC 350-30 as it lacks "physical" substance and benefits VML for the duration of the Concession term (greater than one year) as all the economics associated with this right to operate Gaming Assets in the form of casino revenue will flow to VML.
Under ASC 805-50-25-1, assets commonly are acquired in exchange transactions that trigger the initial recognition of the assets acquired and any liabilities assumed. If the consideration given is in the form of liabilities incurred or equity interests issued, the liabilities incurred and equity interests issued shall be initially recognized at the date of acquisition per ASC 805-50-30-1, and assets are recognized based on their cost to the acquiring entity.
Under ASC 805-50-30-2, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued) and no other generally accepted accounting principles (GAAP) apply (for example, Topic 845 on nonmonetary transactions or Subtopic 610-20), measurement is based on either the cost, which shall be measured based on the fair value of the consideration given, or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.
As noted above, the intangible asset needs to be recorded at the cost of obtaining the intangible asset. While no cash consideration was provided, a liability was incurred in connection with being awarded the right to operate the Gaming Assets. The Company has concluded the cost of the right to operate the Gaming Assets is the unconditional committed payments according to the Handover Record.
The committed payments under the Handover Record meet the definition of a liability per Statement of Financial Accounting Concepts No. 8, Conceptual Framework for Financial Reporting—Chapter 4, Elements of Financial Statements as there is a present obligation to provide economic benefits.
VML has a present obligation as there is a contractual agreement between the Macao government and VML requiring VML to make specified payments on specified dates as indicated in the Handover Record and the Concession. These payments are considered unavoidable as VML would not be able to conduct gaming operations without these payments and to do so would be detrimental to VML and would also result in VML being in breach of contract. VML does not have the unilateral right to avoid payments. This right rests solely with the Macao government. VML assumed this liability in connection with being awarded the right to operate gaming assets in Macao for the concession period.
As the Handover Record and the Concession were effective January 1, 2023, only on this date did VML have a present legal obligation to make future payments as that was the date it assumed a liability and only on this date did VML obtain the right to operating the Gaming Assets and conducting activities of games of chance in casinos in Macao.
Additionally, if the Company replaces any of the Gaming Assets with a new asset, the amount that VML is required to pay per the Handover Record does not change as the payment was agreed upfront with the Macao government, further supporting management's position that the payments are for the right to conduct gaming operations and not for the use of the Gaming Assets themselves.
Accounting Treatment
An intangible asset is recognized for the right to operate the Gaming Assets at the fair value of the consideration transferred, which was determined to be the present value of the contractual payment obligations per the Handover Record. This serves as the cost basis, and a corresponding financial liability is recognized similar to a financing transaction with the corresponding asset being amortized over the concession term of 10 years. The amortization period is 10 years using ASC 350-30-35-3, which requires

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Securities and Exchange Commission
April 6, 2023

consideration of any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.
The right to operate the Gaming Assets and conduct gaming operations and the corresponding financial liability was present-valued using an imputed interest rate of 6.405% per annum determined in accordance with ASC 835-30-25-12.
Treatment of the Annual Gaming Premium
Under the Concession Agreement, VML is obligated to pay to the Macao government an annual gaming premium with a fixed portion and a variable portion based on the number and type of gaming tables it employs and gaming machines it operates. The fixed portion of the premium is equal to 30 million patacas (approximately $4 million at exchange rates in effect on December 31, 2022). The variable portion is equal to 300,000 patacas per gaming table reserved exclusively for certain kinds of games or players (premium), 150,000 patacas per gaming table not so reserved (mass) and 1,000 patacas per electrical or mechanical gaming machine, including slot machines (approximately $37,360, $18,680 and $125, respectively, at exchange rates in effect on December 31, 2022). The minimum payment amounts to be paid to the Macao government is based on the maximum number of gaming tables and gaming machines that VML is currently allowed to operate by the Macao government.
Upon entering into the Concession, the Company considered the Concession as a whole and identified all the unconditional contractual obligations that VML has as a result of this new agreement and the annual gaming premium payments were accounted for in the same manner as the Handover Record payments, in that they represent the total cost that VML is required to make in order to receive the right to operate the Gaming Assets and conduct gaming operations.
As the actual payments for the table games are split between mass and premium table games and this split often changes throughout the period, it was determined that the unconditional amount that VML is obligated to pay the Macao government would be based on the mass rate of 150,000 patacas per table game for all table games that VML is allowed to operate, being 1,680. The additional payment made for any premium table games would then be the incremental 150,000 patacas per premium table game, which will be recorded as an operating expense.
As a result of the above, the Company recorded an intangible asset and corresponding financial liability of $498 million as of January 1, 2023 and recognized amortization and interest expense of $12 million and $8 million, respectively, during the quarter ended March 31, 2023.

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Securities and Exchange Commission
April 6, 2023

Form 8-K filed January 25, 2023

Exhibit 99.1
Non-GAAP measures, page 6

2.	We note your adjustments for hold-normalized casino revenue and expense to arrive at consolidated hold-normalized adjusted property EBITDA, hold-normalized adjusted property EBITDA for Macao Operations and Marina Bay Sands, and hold-normalized adjusted net loss from continuing operations attributable to LVS. Please tell us how you considered the guidance Question 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in your determination to present these measures.

Response: The Company acknowledges the Staff’s comment and notes we work to meet all non-GAAP disclosure requirements. In accordance with non-GAAP guidance, the Company provides prominence to GAAP financial measures over any disclosed non-GAAP financial measure (including the hold-normalized measures noted by the Staff) and provides the required disclosures as to the rationale for providing the non-GAAP items in its earnings releases and other filings.
The Company believes financial performance in the gaming industry can be meaningfully impacted by the element of variability in win rates. Realized win rates are impacted by a variety of factors including the financial resources of players, the spread of table limits, the volume of bets played, the size of bets played, the specific types of bets played, and the amount of time played. The Company expects its Rolling Chip win percentage to fall within a specified range when measured over extended periods with significant volumes of wagers. The expected range is determined based on long-term expectations developed from the Company's historical performance data over extended periods of three years or more. In any specific quarterly reporting period, however, the Rolling Chip win percentage may vary considerably when compared to the Company's long-term expectations. Such variations may make it difficult for investors to compare meaningfully the Company's results of operations between quarterly reporting periods.
The Company currently presents consolidated hold-normalized adjusted property EBITDA, hold-normalized adjusted property EBITDA for its segments and hold-normalized adjusted net income (loss) from continuing operations attributable to LVS (collectively, the "hold-normalized measures") as non-GAAP financial measures to adjust for the impact of variances in the Company's Rolling Chip win percentage. The Company believes disclosing the hold-normalized measures are important to illustrate to investors and other stakeholders what adjusted property EBITDA and net income (loss) from continuing operations attributable to LVS would have been had the Rolling Chip win percentage fell within the expected ranges based on the actual Rolling Chip volume experienced during the periods presented. Hold-normalized adjusted property EBITDA also presents a consistent measure for evaluating the operating performance of the Company's properties from period to period. This rationale is disclosed each time the hold-normalized measures are presented.
The Company also considered disclosures by others within its industry and noted that similar adjustments were common in what the Company considers its peer group. As the Company is regularly compared against others within its industry, the Company believes that providing the hold-normalized measures would serve to facilitate that comparison.
The Company considered the guidance from Question 100.04 and the referenced Rule 100(b) of Regulation G and concluded the adjustments used to arrive at the Company's non-GAAP financial measures do not have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. The adjustments made to arrive at the Company's hold-normalized measures are based on expected amounts that are calculated consistent with the GAAP amounts presented in its financial statements. The Company does not consider these adjustments to be misleading as they do not change the pattern of recognition to accelerate revenue recognition, change gross versus net presentations or change amounts from an accrual basis to a cash basis method of accounting. The adjustments reflect the expected increase or decrease in Rolling Chip revenues had the related win percentage been within the Company's expected

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
April 6, 2023

range and include any related incremental changes to expenses that would have occurred with the normalized win percentage. These adjustments are made whether they are increases or decreases to the GAAP measure. Additionally, as required by Regulation G, the Company reconciles each of the hold-normalized measures to the most directly comparable GAAP financial measure with detailed disclosure of the adjustments, including the components of such adjustments. The Company has never disclosed, nor does it plan to disclose, hold-normalized casino revenue or hold normalized casino expense as separate non-GAAP financial measures, and, therefore, does not believe a reconciliation to the most closely related GAAP financial measure is required.
In response to the Staff's comment, however, the Company will change the labels of these adjustments to "Hold-normalized casino revenue adjustments" and "Hold-normalized casino expense adjustments" in its future filings.

*	*	*

The Company believes the foregoing is fully responsive to the Comment Letter. Please let us know if you have any questions by contacting the undersigned at (702) 923-9238.

Sincerely,

/s/ D. ZACHARY HUDSON

D. Zachary Hudson
Executive Vice President, Global General Counsel and Secretary
Las Vegas Sands Corp.

cc: Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands